Exhibit 99.2

Issued by Marulelo Communications

On behalf of Randgold & Exploration

Embargoed until 15h45 on July 20, 2005

RG&E EXPECTS TO FILE NASDAQ DOCUMENTS SHORTLY

Brett Kebble, chief executive of Randgold & Exploration, said today that it is working towards filing outstanding documentation as required by NASDAQ requirements.

Kebble said that because of late reporting by some of the entities in which the company had invested outside South Africa, RG&E had been delayed in preparing statuary information required by NASDAQ.

“We are aware that we are late in filing a Form 20-F but the problem is now almost resolved,” said Kebble. “RG&E has been unable to complete its financial statements for the year ending 31 December 2004 because it has been unable to gather all the information it needed from some of its investments in Africa. Our accounting team has worked hard to gather the outstanding information and hope to finalise as soon as possible. We intend to seek a hearing with NASDAQ, in terms of the exchange’s procedures.”

FOR FURTHER INFORMATION PLEASE CONTACT DAVID BARRITT ON 082 603 3981